

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 16, 2009

Mr. Victor P. Patrick
Vice Chairman, CFO and General Counsel
Walter Industries, Inc.
4211 W. Boy Scout Boulevard
Tampa, FL 33607

> **Re:** **Walter Industries, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 7, 2008**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2008**
> **Filed August 8, 2008**
> **Response Letter Dated October 31, 2008**
> **File No. 001-13711**

Dear Mr. Patrick:

   We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 7 – Management's discussion and analysis of Results of Operations and Financial Condition

Results of Continuing Operations, page 31

1.   We note your response to our prior comment number four. It does not appear that your current disclosure provides the reader a sufficient analysis of the impact of the changes you disclose so as to enable the reader to determine how these changes are likely to impact the future results of your operations. Please expand your disclosure throughout your Management's Discussion and Analysis to further quantify and analyze how each significant factor you disclose has

impacted the results of operations from one period to the next. In your response to this comment, please provide us with a sample of your proposed expanded disclosure.

Item 8 – Financial Statements and Supplementary Data

Cash and Cash Equivalents, page F-13

2.   In your response to our prior comment number five we note that you conclude liability presentation is appropriate given the amount represents a book overdraft. Please confirm that the liability-classified amount can not be setoff by other assets. Please also provide us with an analysis applying the framework in FIN 39 to your particular facts and circumstances regarding your banking arrangement, other assets or deposit accounts, or other business relationships with your bank.

3.   We note your response to our prior comment number five in which you state the liability amount representing a book overdraft is presented as a component of accounts payable. We are not in a position to agree that a book overdraft is of the same character and nature as an account payable to a trade creditor such that it is appropriate to present these items together under the same caption "accounts payable". Please note that Rule 5-02(19)(a)(4) of Regulation S-X requires that you state amounts due to trade creditors separately from amounts due to others. Accordingly, please modify your presentation to conform to Rule 5-02. Please also expand your summary of significant account policies footnote to address your policy in regards to this liability to the extent it is not otherwise apparent from your modified presentation on the face of your financial statements. In responding to this comment, please provide us with a sample of your proposed expanded disclosure.

4.   In light of your response to our prior comment number five, please expand your disclosure within the liquidity and capital resources portion of your management's discussion and analysis to make clear the amount of your period-end cash balance that will be used to fund outstanding checks already issued but not yet presented to your bank. In responding to this comment, please provide us with a sample of your proposed expanded disclosure.

Inventories, page F-13

5.   We note from your response to our prior comment number eight that your coal inventory costs include operating overhead and other related costs. Please tell us whether the operating overhead and other related costs attributed to your coal

inventory includes depreciation, depletion and amortization related to your
mining development costs, plant and equipment.

Note 16 – Commitments and Contingencies

Environmental Matters, page F-39

6.   We note in your response to our prior comment number ten that you have not
        disclosed amounts accrued for identifying necessary remediation actions and
        establishing a remediation plan because you have determined those costs to be
        immaterial. In order to enable the reader of your financial statements to
        determine the magnitude of this accrual, please expand your proposed disclosure
        to state that the costs accrued are not material.

        We also note in your response to our prior comment number ten that "additional
        future costs which may be incurred in order to remediate liabilities defined by the
        Phase III analysis cannot be determined at this time." If you are proposing this
        disclosure because the loss contingency meets the condition in paragraph 8(a) of
        FAS 5 but it can not be reasonably estimated (paragraph 8(b)), please expand
        your disclosure to state that it is probable that you have incurred a loss for
        remediation. If the loss contingency does not meet the criteria of paragraph 8(a),
        please expand your disclosure to state that the probability of having incurred a
        loss for remediation is reasonably possible.

Engineering Comments on Form 10-K for the Fiscal Year Ended December 31, 2007

7.   We note your response to our comment 14 in which your respond that the reserve
        estimates for the Kodiak Mining Company and Tuscaloosa Resources were
        considered immaterial last year and the current reserve estimates do not meet the
        requirements of Industry Guide 7. You further indicated that you would address
        these reserve concerns in your future filings. In addition we note your disclosure
        does indicate some coal production without contracted sales from these mining
        operations at present, and with sufficient additional capital investment, your
        annual production for both these operations could increase to 1.1 million tons.
        Based on these projections, these operations could represent 15 percent or more
        of your annual coal production and will be material. Please address these reserve
        and mine production disclosures in your future filings.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact James Giugliano at (202) 551-3319 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief